Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds, Inc. (the
"Company"), which is comprised of Dreyfus Core
Equity Fund and  Dreyfus Floating Rate Income
Fund and Dreyfus Bond Market Index Fund,
Dreyfus AMT-Free Municipal Reserves, Dreyfus
Disciplined Stock Fund, Dreyfus U.S. Treasury
Reserves, Dreyfus Money Market Reserves,
Dreyfus BASIC S&P 500 Stock Index Fund,
Dreyfus Opportunistic Fixed Income Fund, Dreyfus
Opportunistic Emerging Markets Debt Fund and
Dreyfus Tax Managed Growth Fund (collectively,
the "October 31st Funds") (collectively, the "Funds)
complied with the requirements of subsections (b)
and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of March 31, 2014, and
from August 31, 2013 through March 31, 2014 (for
the Dreyfus Core Equity Fund), and for the period
from September 29, 2013 through March 31, 2014
(for the Dreyfus Floating Rate Income Fund), and
for the period October 31, 2013 through March 31,
2014 (for the October 31st Funds), with respect to
securities reflected in the investment accounts of the
Funds. Management is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
August 31, 2013 (the date of our last examination
of Dreyfus Core Equity Fund) through March 31,
2014, and for the period from September 29, 2013
(commencement of operations of Dreyfus Floating
Rate Income Fund) through March 31, 2014, and
for the period from October 31, 2013 (the date of
our last examination of the October 31st Funds)
through March 31, 2014:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of March 31, 2014;
5.	Agreement of pending purchase activity for
the Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period
August 31, 2013 (the date of our last
examination of Dreyfus Core Equity Fund)
through March 31, 2014, and from the
period September 29, 2013 (commencement
of operations of Dreyfus Floating Rate
Income Fund) through March 31, 2014, and
from the period October 31, 2013 (the date
of our last examination of the October 31st
Funds) through March 31, 2014, from the
books and records of the Funds to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	 We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2014 through
March 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds' compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of March 31,
2014, and from August 31, 2013 through March 31,
2014 (for the Dreyfus Core Equity Fund), and from
September 29, 2013 through March 31, 2014 (for
the Dreyfus Floating Rate Income Fund), and from
October 31, 2013 through March 31, 2014 (for the
October 31st Funds), with respect to securities
reflected in the investment accounts of the Funds is
fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Directors
of The Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission and is not
intended to be and should not be used by anyone
other than these specified parties.
/s/ kpmg
New York, New York
June 30, 2014
June 30, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus/Laurel Funds, Inc.
comprised of Dreyfus Core Equity Fund Dreyfus
Core Equity Fund and Dreyfus Floating Rate
Income Fund (collectively, the "August 31st
Funds") and Dreyfus Bond Market Index Fund,
Dreyfus AMT-Free Municipal Reserves, Dreyfus
Disciplined Stock Fund, Dreyfus U.S. Treasury
Reserves, Dreyfus Money Market Reserves,
Dreyfus BASIC S&P 500 Stock Index Fund,
Dreyfus Opportunistic Fixed Income Fund, Dreyfus
Opportunistic Emerging Markets Debt Fund and
Dreyfus Tax Managed Growth Fund (collectively, the "October 31st Funds") (collectively, the "Funds) is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of as of March 31, 2014 and for the period from August 31, 2013 (the date of our last examination of Dreyfus Core Equity Fund) through
March 31, 2014, and for the period from September
29, 2013 (commencement of operations for Dreyfus
Floating Rate Income Fund) through March 31,
2014, and for the period October 31, 2013 (the date of our last examination of the October 31st Funds) through March 31, 2014 through March 31, 2014.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014 and from August 31, 2013 through March 31,
2014 (for the Dreyfus Core Equity Fund), and for the period from September 29, 2013 through March
31, 2014 (for the Dreyfus Floating Rate Income
Fund), and for the period October 31, 2013 through March 31, 2014 (for the October 31st Funds), with respect to securities reflected in the investment accounts of the Funds.

Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer

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